Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

January 10, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Howell

Re:	Luckycom Inc. Registration Statement on Form S-1/A Filed October 10, 2013 File No. 333-187874

Dear Ms. Howell:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of October 10, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed October 10, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Prospectus Summary, page 4

1.	We reissue comment three from our letter dated September 20, 2013. Please remove the references to specific agencies you plan to provide supplies given the current lack of an application, lack of prequalification to sell, no negotiations or agreements with these entities and a current lack of funding. Remove similar references throughout the prospectus.

In response to this comment, the Company believes that it would be misleading to not include the specific agencies that the Company plans to provide product to. The Company’s targeted antimalarial API supplier is a WHO approved pharmaceutical active ingredients manufacturer that has supplies of artesuante-amodiaquine and has also signed a pact with the prestigious Bill Clinton Foundation under its Fight Malaria Program. It is the Company’s ultimate goal to cater to the agencies and foundations that make up the market for public tenders. Therefore, the Company believes that it would be inappropriate not to mention the end consumers that it hopes to supply products to.

Description of Business, page 19

2.	We note your response to comment five from our letter dated September 20, 2013 and your revised disclosure. Please revise to disclose who is undertaking the bioequivalent and bioavailability studies and provide additional detail regarding the studies including timelines.

In response to this comment, the Company will have to make samples with relative bioequivalent and bioavailability studies under the latest international pharmacopeia standard and WHO guidelines. The work involved in completing the bioequivalence and bioavailability studies is a joint effort among the Company’s contract manufacturers that will provide samples and the QCL and CRO to provide the testing of samples. The timeframe for completing this and any other steps in the preliminary activities phase are unknown at this point in the process. The Company will have to first hire its consultant and establish relationships with these organizations in the cooperation of readying and completing then steps in the process to submit its application.

The Company hopes to hire the regulatory affairs consultant by March 2014, join with API manufacturers by April 2014 and MHRA (UK) manufacturer by June 2014. As stated in the Company’s prospectus, the Company hopes to be underway in conducting studies by October 2014. The Company does not know how long testing will take to complete.

3.	We partially reissue comment seven from our letter dated September 20, 2013. Please provide a more detailed analysis of the preliminary activities to be completed prior to applying for prequalification. In addition, please revise to provide clear disclosure of the timing and estimated costs of the preliminary steps necessary before you apply for prequalification and any additional activities conducted during the prequalification process. Lastly, as previously requested, please revise the disclosure in this section to clearly discuss the impact upon your proposed business if you do not meet the qualifications and/or are not able to gain acceptance into the international public tenders.

In response to this comment, the Company believes that it has detailed the preliminary activities and application process with as much detail as possible in its filings. These activities include:

1.	Hiring a regulatory affairs consultant;
2.	Working with a manufacturer with UK-MHRA/US-FDA complaint facilities;
3.	Working with antimalarial drug API suppliers that are WHO-Geneva approved; and
4.	Working through CRO, GCP and GLP activities, manufacturing drugs samples, preparing drug dossiers and bioequivalent studies, and establishing contacts with international distributors.

As stated in the prospectus, the Company will rely on the regulatory affairs consultant for more guidance through the entire process and to fill in the gaps as to how to best go about preparing for prequalification and the application process. As such, the Company has provided all the information currently available to execute its business plan. The Company did revise its disclosure to include discussing the impact on its business if it is unable to gain acceptance into the international tenders business.

4.	We note your response to comment seven from our letter dated September 20, 2013 and the revised disclosure on page 8 and beginning on page 23. Please explain why the reference that few firms get to participate in international tenders is immaterial. Please discuss why few firms get to participate in the international public tenders and whether this would impact your ability to qualify.

In response to this comment, the Company provided the following disclosure in its amended registration statement:

The Company is aware of only a few firms that are approved under the WHO prequalification program for antimalarial drugs as of October 2013. Despite there being 30,000 or more pharmaceuticals companies, there are only a few approved WHO-Geneva qualified firms. Fewer firms participate in antimalarial drugs tenders because the main drugs were invented by Chinese professionals from Chinese herbal drugs, like artemisinine, and very few pharmaceutical companies have such knowledge in antimalarial drugs. It is special range of medicines. The Company provided the explanation of why they are a special range of medicines in the amended registration statement. Luckycom Pharma has developed the full range of antimalarial drugs, and it has improved all key artemisinine ACT & compound formulas. As such, the Company has knowledge in antimalarial drugs and believes that it will be able to prequalify with the WHO and someday offer its antimalarial product Cosunate in international tenders along with the few firms that currently participate in those tenders.

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5.	Please revise the disclosure to define the acronym MHRA. Please ensure that all acronyms are defined in the disclosure.

In response to this comment, the Company defined the acronyms in the amended registration statement.

6.	We note your response to comment eight from our letter dated September 30, 2013 and we reissue the comment. Please specifically disclose what, if any, testing has been done to determine the efficacy of the products you have licensed and whether Luckycom Pharma has commercially sold any of these drugs in any jurisdiction.

In response to this comment, Luckycom Pharma appointed an Indian regulatory affairs consultant firm in 2006-2007 to join with Bombay Bioresearch Centre (BBRC) to complete all relative bioequivalent and bioavailability studies with the samples manufactured in an MHRA/GMP approved facility to fulfill the registration requirements of the Indian FDA. Luckycom Pharma has never sold any of its drugs commercially in any jurisdiction.

7.	We partially reissue comment ten from our letter dated September 30, 2013. We note the disclosure regarding your pharmaceutical products. Please provide clear disclosure of the current status of development of these proposed medicines and the anticipated costs and time period needed to develop such medicines.

In response to this comment, Consunate is fully developed under the standards of the FDA in India and is available for sale there, but has not been approved under the prequalification program of the WHO. The Company’s product will undergo further testing and may need refinement under the standards of the WHO. The Company is not certain what it will take to make its currently developed medicine “ready” for international tenders. Therefore, the medicine and the anticipated costs of testing and refinement are unknown at the present time, but will be unveiled as the Company moves forward with the preliminary activities and application process identified in the prospectus.

8.	We reissue comment 14 from our letter dated September 30, 2013. Given that all of the renovated malarial drugs licensed from Luckycom Pharma are generic drugs, and that the prequalification process relates to the manufacturer, please discuss in greater detail your proposed role in the process. As the applicant, discuss your role and responsibilities. In addition, please discuss whether the manufacturers could also be competitors.

In response to this comment, the Company will be the “applicant” in the prequalification application, but will be part of a cooperation with the API manufacturers, MHRA manufacturers, CRO and others to work together to participate in international tenders. Manufacturer can certainly be competitors with the Company if cooperative terms are not fixed by agreement, but in the case of the contract manufacturers the Company plans to deal with, they are not interested in the marketing and distribution efforts involved in international tenders and instead focus on contract manufacturing work and the benefits of that long term cooperation.

The Company will act as quarterback in the prequalification program. With the assistance of its hired consultant, the Company will establish relationships with its cooperative, delegate tasks, including testing and samples, prepare the dossiers, and field comments and requests from the WHO.

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Financial Statements, page 32

9.	Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. Please also provide a current consent of the independent accountant as necessary.

In response to this comment, the Company updated its financial statements.

Management’s Discussion and Analysis, page 33

10.	We note the revised disclosure that you need to raise $300,000 to implement your business plan. However, the amounts allocated to the activities discussed on page 33 only reflect $150,000. Please provide a complete detailed plan of operations to discuss the allocation of the $300,000. Also, please revise the plan of operations to reflect the steps after applying for prequalification. Lastly, please add clear disclosure to this section of the impact that the lack of funding would have upon the timing and implementation of each activity.

In response to this comment, the Company’s prospectus in Management's Discussion and Analysis of Financial Position and Results of Operations provided a breakdown of all expenses for its estimate of $300,000 that adds up to roughly $308,500, which is summarized as follows:

▪	$38,500 for professional expenses;
▪	$30,000 for regulatory affairs consultant;
▪	$30,000 for API manufacturer;
▪	$40,000 for MHRA (UK) manufacturer;
▪	$50,000 for the WHO application process; and
▪	$120,000 for the CEO’s salary.

The Company revised its disclosures to explain that any failure to raise money will have the effect of delaying the timeframes provided in its business plan.

The Company already provided the steps it plans to take post-prequalification in the prospectus, which are provided in Management's Discussion and Analysis of Financial Position and Results of Operations under the subsection Marketing and Distribution Channels. The steps that the Company plans to take after 2 or 3 years in the prequalification program are to build sales, marketing and distribution channels. Because these steps are a long ways down the road and uncertain at this time, the Company focused its disclosure on the steps it plans to take in the preliminary activities and prequalification program. The Company has no further disclosure about its plans if and when the Company gains acceptance in international tenders, aside from what it provided already.

Executive Compensation, page 41

11.	Footnote one to the summary compensation table reflects $9,030 paid to Mr. Lee for his services as a director. Please reconcile with the disclosure on page 42 that reflects such compensation was pursuant to a consultant agreement, which indicates this was for his services as an officer and director. In addition, please discuss the oral agreement in this section.

In response to this comment, the Company reconciled the disclosures.

Certain Relationships and Related Transactions, page 42

12.	Please revise the disclosure of the Custodian Agreement to reflect the amount paid in the interim financial period. In addition, clarify when this agreement was terminated.

In response to this comment, notice of termination was given to BHP Capital on June 3, 2013, and the service terminated at the end of June 2013. The amount paid from June to August 2013 is $5200. For the six months ended August 31, 2013, expense under this agreement was $20,800.

Sincerely,

 /s/ Kingrich Lee

Kingrich Lee

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